OxySure® Systems, Inc.

October 4, 2010

Mr. Geoffrey Kruczek
Securities and Exchange Commission
Washington, D.C. 20549

Re:          OxySure Systems, Inc.
Amendment No. 2 to Registration Statement on Form S-1/A
Filed July 15, 2010
File Number 333-159402

Dear Mr. Kruczek:

We have received your comment letter dated August 11, 2010 (the “Comment Letter”) regarding Amendment No. 2 to our Registration Statement on Form S-1/A filed on July 15, 2010.  We  have prepared the following responses describing the general action(s) taken regarding each comment in the Comment Letter.  The following numbers herein are coordinated to the comment number in the Comment Letter.

Prospectus Cover

1.           We have amended the disclosure to state that: “The Selling Security Holders named herein are deemed to be underwriters of the shares of common stock which they are offering.”

2.           We have revised the Registration Statement to limit the cover page of the prospectus to one page.

3.           We have revised the Registration Statement to state that shares of common stock are being registered for resale.

4.           We have revised the Registration Statement to remove the fourth paragraph and more appropriately disclosed the net proceeds in the “Use of Proceeds” section.

Prospectus Summary

5.           The performance targets for the second and the third years have not been achieved.  We are in the process of renegotiating all of the performance targets with the Frisco Economic Development Corporation.

Warrants

6.           We have revised the Registration Statement to indicate the number of warrants exercisable immediately, the number held by our affiliates and promoters and the exercise prices of the warrants they hold.

Options

7.           The Registration Statement stated that our “Advisory Board members ‘generally’ earn 750 stock options for every quarter.”  However, we have not issued any more options since Amendment No. 1 to the Registration Statement and we will not issue any more options in the immediate future.  We have revised the Registration State to reflect this.  Therefore, our advisory board currently holds 132,000 options as disclosed in the Registration Statement.

The Offering

8.           We have revised the Registration Statement to expand our disclosure of the use of proceeds.

Summary Financial Data

9.           We have revised the Registration Statement to indicate only those summary data columns that are unaudited.  We have also included the Review Report from Sam Kan & Company, LLC as Exhibit 15.1 with regard to the interim financial statements.

10.         We have revised the Registration Statement to identify the summary data columns that are unaudited.  In addition, we have added the following paragraph to the Registration Statement:

The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis,” “Plan of Operation” and the Financial Statements and Notes thereto, included elsewhere in this Prospectus.  The statement of operations and balance sheet data are derived from our December 31, 2009 and 2008 audited financial statements.  The data derived from our June 30, 2010 and 2009 financial statements are unaudited.

Risk Factors

11.         We have prepared and filed a Registration Statement on Form 8-A.

We may face problems . . .

12.         We have revised the Registration Statement to reflect the problems we are actually facing, and how these problems arise as a result of the UN3356 designation.  Our revision also includes specifics on how our shipping costs might increase, and how our revenue potential might be limited, depending on whether we elect to continue to pass hazmat fees on to our customers.

We are subject to regulations and limitations . . .

13.         We have revised the Registration Statement to remove the superfluous language that indicates that our inability to obtain FAA approval could increase our costs, and the inability of passengers to carry our product on airplanes could increase our costs.

Use of Proceeds

14.         We have revised the Registration Statement to indicate by footnote which uses listed in the use of proceeds table represent payments to affiliates.

15.         We have revised the Registration Statement to include summaries of the nature of investments in production, research and development marketing efforts.  While this is inferred by the sliding scale nature of the Use of Proceeds table, we have stated expressly that the proceeds allocated to each category will be sufficient to accomplish some but not all of the production, research and development marketing efforts.

16.         We have revised the Registration Statement to footnote the Use of Proceeds table to indicate payments to be made to Sinacola Commercial Properties, LLC from the proceeds of the direct public offering because our Use of Proceeds table does not illustrate offering proceeds greater than $1.5 million but less than $2 million.  The payments are calculated as a percentage of the total of the First Landlord Note principal and the Second Landlord Note principal, which total amounts to $251,407.  We have also disclosed the rent payments to Sinacola Commercial Properties, LLC on page 46 of the Registration Statement.

Dilution

17.         We have revised the Registration Statement to state that the “net tangible book value was calculated by taking our total assets, minus any intangible assets, less all liabilities and divided by the total outstanding shares of common stock.”

18.         We have revised the Registration Statement to update the stock comparison chart to include our direct public offering investors.  The stock comparison chart has also been updated to account for the exercise or conversion of all outstanding warrants, option, convertible preferred stock or convertible notes.

Determination of Offering Price . . .

19.         We have revised the Registration Statement to state “The Offering Price been determined arbitrarily and is not necessarily based on our financial condition or on any market value.  However, if common stock is publicly traded by Selling Security Holders (defined below), who are not affiliates or promoters, the selling price will be determined by market factors not necessarily related to asset value net worth, or criteria of value, which could be considerably less.”

Selling Security Holders

20.         We have revised the Registration Statement to delete the two Selling Security Holders who were referenced as “underwriters” because they have been deleted as Selling Security Holders.

21.         We have revised the Registration Statement to clarify that IR Services, Inc. was only issued 125,000 shares of our common stock upon the exercise of 125,000 warrants.  IR Services, Inc. only holds 125,000 shares of common stock and does not hold any of our other securities.

We entered into Cancellation Agreement and Mutual Release with IR Services, Inc., dated December 15, 2009 because IR Services, Inc. did not perform under the Agreement dated April 20, 2009 and the amended Agreement dated June 22, 2009.  IR Services, Inc. gave back the right to receive 125,000 warrants of the 250,000 warrants for the filing of the Registration Statement.  We did not renegotiate the terms of the contract; we entered into a settlement with IR Services, Inc. wherein IR Services, Inc. returned 125,000 warrants and exercised 125,000 warrants.  Therefore, we did not renegotiate the terms of a private transaction which could have been inconsistent with Section 5 of the Securities Act.

22.         We are not registering any shares of common stock underlying any warrants.

23.         We have revised the Registration Statement to update the notes to correspond with the proper information in the Selling Security Holder’s table

24.         We have revised the Registration Statement to disclose that, (i) Chris Aulds exercises sole voting power over the shares of common stock held by AULDS Family L.P. #1, and (ii) Donson Brooks exercises sole voting power over the shares of common stock held by IR Services, Inc.

25.         We have revised the Registration Statement to state that “IRSVS received the 125,000 warrants for services completed as of December 15, 2009.”  However, not all services IR Services, Inc. was contractually obligated to provide were completed by IR Services, Inc.  Therefore, we decided to procure the remaining services from other service providers and entered into Cancellation Agreement and Mutual Release with IR Services, Inc., dated December 15, 2009.  The 125,000 warrants were exercised by IR Services, Inc. on October 9, 2009.

26.         We have revised the Registration Statement to expand the disclosure for the Selling Security Holders table to include the dates of the transactions and the amount of consideration received by us.

27.         We have revised the Registration Statement to correct the first column for Tim Hutton, Phong Le, and Pacific Cattle Corporation.  The row for Robert Jennings and Robert Jennings IRO Zack Jennings was inadvertently combined during the edgarization process.  Robert Jennings has 25,000 shares of common stock and Robert IFO Zack Jennings has 5,000 shares of common stock.  Jim and Shelley Nelms only have 25,000 shares of common stock.  We inadvertently put 50,000 shares of common stock for Jim and Shelley Nelms.

Shares Eligible for Future Sale

28.         All selling security holder are subject to the lock-up agreement on a portion of their shares.We have revised the Registration Statement to allow only the first 25% of the shares owned by each shareholder to be sold during the period beginning the 1st day subsequent to our shares becoming publicly traded in a nationally recognized market and ending on the 90th day thereafter, and then 25% every 90 day period thereafter.

We have prepared an addendum to all lock-up agreements to allow only the first 25% of the shares owned by each shareholder to be sold during the period beginning the 1st day subsequent to our shares becoming publicly traded in a nationally recognized market and ending on the 90th day thereafter, and then 25% every 90 day period thereafter.  The addendum is attached to the Registration Statement as Exhibit 10.12.1

29.         We currently have 15,724,816 shares of common stock issued and outstanding.  We are offering 5,000,000 shares of common stock in the direct public offering.  We have 3,126,434 shares of preferred stock outstanding, which are convertible into 3,814,249 shares of our common stock.  Therefore, we have we will have 24,539,065 shares of common stock outstanding, assuming all shares of preferred stock are converted into common stock and all shares are sold in the direct public offering.

We have revised the Registration Statement to reflect these calculations more clearly.

Lock-Up agreements and Registration

30.         IR Services, Inc. is subject to the same lock-up terms as all other selling security holders.

Management’s Discussion and Analysis . . .

Critical Accounting Policies, Estimates and Assumptions

Stock-Based Compensation

31.         We have revised the Registration Statement to follow ASC 740 for Income Taxes and ASC 718 for Stock Compensation.

Liquidity and Capital Resources

32.         We are no longer seeking the acquisition of a suitable, existing business.

33.         We have revised the Registration Statement to state that “Our business is relatively new, and we are not aware of any material trends that are at least reasonably likely to impact our financial condition, liquidity and results of operation.”

34.         We have revised the Registration Statement to ensure that the disclosures under Liquidity and Capital Resources for amounts raised are consistent with the disclosures in our Statements of Equity and Part II under Item 15.  Any prior inconsistencies were mere typographical errors.

35.         We have revised the Registration Statement to include our material commitments by stating, “We had notes payable of $2,296,790 and $1,446,900 as of June 30, 2010 and 2009, respectively and notes payable of $1,891,040 and $1,422,850 as of December 31, 2009 and 2008, respectively.”

36.           We have inserted the following disclosure in the Registration Statement: “We generally provide our customers with terms of up to 30 days on our accounts receivable.  In some cases we require prepayment, depending on history or credit review.  Further, we generally require pre-payment on orders shipped to international destinations.  Our accounts receivable, net of allowances for sales returns and allowance for doubtful accounts, were $160,518 and $36,365 as at June 30, 2010 and December 31, 2009 respectively. This significant increase in accounts receivable is primarily due to a significant receivable from an international distributor waiting on foreign exchange approval prior to payment of our receivable. As of the date of this prospectus, this approval was obtained, and the receivable was cleared.”

37.         We have revised the Registration Statement to include the matters referenced on pages F-31 and F-32.

Results of Operation

38.         We have revised the Registration Statement to include, “Total expenses for the six months ended June 30, 2010 were $742,780, which amount includes $715,124 of general and administrative expenses, as compared to total expenses for the six months ended June 30, 2009 of $2,236,150, which amount includes $2,524,830 of general and administrative expenses.  The significant decrease in general and administrative expenses is partly attributable to a decrease in operating expenses, including consulting expenses and payroll.  In addition, the decrease was impacted by the reversal of a charge of $836,062 in December 2009, due to the cancellation of 843,418 warrants issued to a formerly retained investor relations and consulting firm.”

39.         We added the following to the first paragraph under “Results of Operation:”  “Revenue from license fees totaled $225,000 and $0 for the six months to June 30, 2010 and 2009 respectively.  This increase is due to a new license agreement entered into on March 26, 2010 which was not in effect in the prior period.  The license agreement is with Afritex Medical Products (Pty) Ltd, a South African company.”

Market Analysis

40.         We have attached supplemental support for the data cited in the Registration Statement.  We did not complete any studies nor finance any studies.

Recreational Vehicles

41.            We have revised the Registration Statement to replace the website address with the article from which the statistics were derived.

U.S. Federal Government

42.         We have revised the Registration Statement to state that the GSA contract allows us to supply our products to all branches of the U.S. Federal Government.  The GSA contract can be terminated for certain violations.  We have filed the GSA contract as Exhibit 10.32 to the Registration Statement.

43.         We have revised the Registration Statement to delete the paragraph containing the statement “approval and validation” and reference to the FDA.

44.         We have revised the Registration Statement to delete the sentence requiring a consent pursuant to Rule 436 of Regulation C.

45.         We have revised the Registration Statement to state that our Model 615 “may be used in military combat situations, including but not limited to, use in tactical vehicles (Stryker, Buffalo, Cougar, Humvee) and at operational bases and foreign operations bases.”

Sales and Marketing Plan

46.         We have revised the Registration Statement to state that we have two direct sales persons and 17 independent third party distributors.

Intellectual Property

47.         We have revised the Registration Statement to disclose the expiration date of each patent.

Research and Development

48.         We have revised the Registration Statement to be consistent with the description of the research and development function.  We have also amended the amount spent on research and development during 2009 pursuant to a review conducted by our tax accountants.

IMPACT Award Finalist

49.         We have revised the Registration Statement to remove any references to any awards.

50.         We have revised the Registration Statement to remove any references to any awards.

Directors, Executive Officers . . .

51.         We have revised the Registration Statement to provide the disclosure according to Sections II.A.2 and II.B of the Securities Act Release No. 9089.

52.         We have revised the Registration Statement to delete the sentence “He has worked for and with start-ups and established organizations, including Anglo American Corporation, Volt Information Sciences, Tandy Corporation, Merrill Lynch, Ernst & Young, Sun International and Isle of Capri, Inc.”

Vicki Jones

53.         We have revised the Registration Statement to delete “expertise in profit and loss management.”

Summary Compensation Table

54.         We have disclosed in the Registration Statement that the value of Mr. Freeman’s options for 2009 without any forfeitures.

55.         We have revised the Registration Statement to comply with Instruction 1 to Item 402(n)(2)(v) and 402(n)(2)(vi) of Regulation S-K.  Mr. Ross assigned 280,485 and 100,998 warrants to JTR Investments, Ltd. for the years ended December 31, 2008 and 2009.  The value of the warrants assigned to JTR Investments, Ltd. was $277,889 and $100,115 for the years ended December 31, 2008 and 2009, respectively.

56.         We issued warrants to JTR Investments, Ltd. and Agave Resources, LLC for loans made to us and not for services.

Outstanding Equity Awards . . .

57.         The option to acquire 71,500 shares of common stock was not included in this table because those options belong to Pearl Ross, the spouse of Mr. Ross.  We have revised the footnote to the table for “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” to indicate that these options were issued to Pearl Ross, the spouse of Mr. Ross.  Mrs. Ross has served as the company’s Office Manager since March 2004.

58.         We have updated the Registration Statement to reflect the Outstanding Equity Awards as of December 31, 2009.

Julian T. Ross

59.         We have revised the Registration Statement to update the information from June 200, 2009 to June 30, 2010.  As of June 30, 2010, there was a total of $620,300 outstanding under the Senior Note, and a total of 306,816 warrants issued to JTR Investments, Ltd. pursuant to the terms of the Senior Note and the Exchange Modification.  Of the amount outstanding, $142,500 was related to the Exchange Modification.  Of the warrants issued, 157,500 were related to the Exchange Modification.

Security Ownership . . .

60.         We have revised the Registration Statement to update the disclosure in the Security Ownership of Certain Beneficial Owners and Management table to include the shares of common stock underlying the convertible notes held by JTR Investments, Limited and Agave Resources, LLC.

61.         We have revised the Registration Statement to include the warrants and the shares underlying those warrants held by JTR Investments.

62.         Julian T. Ross has shared voting power and control over the securities issued to Afritex.

Advisory Board

63.         Item 401(c) of Regulation S-K, is for the identification of significant employees.  The advisory board members do not make nor are they expected to make significant contributions to our business.

Related Party Transactions

64.         We revised the Registration Statement to delete “Related Companies” because there are no related companies.  Repayment of each promissory is due upon the maturity date of each promissory note.  The maturity dates for the First Note to Agave Resources, LLC and the Second Note to JTR Investments Limited is April 15, 2011.  The maturity date of the Senior Note to JTR Investments Limited for $422,850 is December 31, 2011 and the remaining $197,450 is current.  There is no maturity date for the related party note.

65.         We revised the Registration Statement to update the disclosure through June 30, 2010.

66.         We revised the Registration Statement to state that the “other related party” consists of a $21,000 loan from Don Reed and a $13,750 loan from Pearl Ross.  Neither loan is convertible into shares of common stock.

67.         We have revised Exhibit 10.31 to accurately reflect the note for $270,000.

68.         Afritex Medical Products (Pty) Ltd. is a privately held company, incorporated in the Republic of South Africa in 2008.  Afritex Medical Products (Pty) Ltd. was created to pursue the sale and distribution of medical devices in South Africa and surrounding territories.  The company is funded by shareholders from another South African investment holding company, with indirect investments in industries such as gaming and hospitality, commercial real estate, mining, media and technology.  Management believes Afritex Medical Products (Pty) Ltd. is fully capable of fulfilling its payment obligations to us.  For example, at the time of this response, Afritex Medical Products (Pty) Ltd. has already fully paid its license fee of $225,000, and has already fully paid for the first container of products ordered in the amount of $120,955.

Changes In and Disagreements with Accountants

69.         We revised the Registration Statement to include all of the disclosures required by Item 304 of Regulation S-K.

70.         We revised the Registration Statement to include all of the disclosures required by Item 304(a)(1)(iv) of Regulation S-K.

71.         We have filed Exhibit 16.1 to the Registration Statement as required by Item 304(a)(3) of Regulation S-K.

Financial Statements

72.         We revised the Financial Statements to update the financial statements to comply with Rule 8-08 of Regulation S-X.

73.         We revised the Financial Statements to update footnote 1 in the interim financial statements for the six months ended June 30, 2010.  We have added the following to note 1, “The Company believes that the disclosures in the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.”

Balance Sheets

74.         We revised the Financial Statements to reclassify the overdraft to accounts payable accordingly.  Please see revised interim financial statements.

75.         We revised the Financial Statements to correctly state the number of outstanding shares of common stock as of June 30, 2009.  The number of outstanding shares of common stock as of June 30, 2009 was 15,624,816.

76.         According to ASC 815-40-55, the warrant issuance might be considered as liability rather than equity under two situations:  (i) if the warrants are issued in connection with the redemption of preferred stock; or (ii) if the common stock underlying the warrants needs to be issued upon the exercise of the warrants when we complete an initial public offering.  However, neither situation is applicable to us.  The issuance of warrants is not related to the redemption of preferred stock and the warrants can be exercised at any time.  Moreover, the warrants can be exercised at any time prior to us completing a public offering and holders do not need to wait until we complete an initial public offering.  Based on these factors, there is no involvement of obligation, and the warrants issuance cannot be considered as liability, but rather as equity when recorded in the balance sheet.

77.         The details of Other Assets at March 31, 2010 were as follows:

Prepaid expense – long term:                                     $ 138,564
Security deposit:                                                               13,132
Other intangible: Afritex Note                                      270,000
        $ 421,696

However, in reviewing the prepaid expense (both short term and long-term) for the year ended December 31, 2009, we have determined it should have been recorded as operating expenses in 2009 as it formed part of the rent satisfaction agreement.  In light of this adjustment, the other assets for the quarter ended March 31, 2010 were revised as follows:

Security deposit:                                                          $  13,132
Other intangible: Afritex Note                                      270,000
                            $ 213,132

78.         We revised the Financial Statements to state that the preferred stock is convertible.

79.         We revised the Financial Statements to be clearer.  In relation to the interim financial statements for the quarter ended June 30, 2010 and year ended December 31, 2009, the presentation is as follows:

Preferred stock, par value $0.0005 per share; 25,000,000 shares authorized 3,126,434 Series A convertible preferred shares issued and outstanding as of June 30, 2010 and December 31, 2009.

Common stock, par value $0.0004 per share; 100,000,000 shares authorized;
15,724,816 shares of voting common stock issued and outstanding as of June 30, 2010 and December 31, 2009.

Statements of Operations and Accumulated Deficit

80.         The prior period adjustment is related to the retroactive calculation of the prior period’s forfeiture rate of the stock options.  According to ASC 718-10-55-21, in order to calculate the fair value of stock compensation expense under the Black Scholes model, it should include the forfeiture rate in the calculation.  However, prior to December 31, 2008, we did not include a forfeiture rate into the stock compensation calculation; we retroactively calculated the effect of forfeitures in the prior period(s), using 20% as the forfeiture rate.

81.         We revised the Financial Statements to revise the information regarding net loss per basic and diluted shares for each period according to FASB ASC 260-10-45-2.

Statement of Stockholders’ Equity

82.         We revised the Financial Statements to remove the word “warrants.”  The 125,000 shares were from the issuance of Series A preferred stock.

Statements of Cash Flows

83.         We have reconciled the statement of cash flow in the Financial Statements because we determined that the non-cash transactions related to the issuance of warrants for services should be recorded as non cash transactions in the statements of cash flow.

Summary of Significant Accounting Policies

84.         We revised the Financial Statements to remove the word “continued.”

85.         We revised the Financial Statements to revise the revenue recognition policy to further specify the policy on giving discount to customers to include, “The Company records estimated reductions to revenue for customer incentive offerings, discounts and sales returns allowance in the same period that the related revenue is recognized.  The customer incentive offerings primarily involve volume rebates for its products in various target markets.  If market conditions were to decline, we may take actions to increase customer incentive offerings, possibly resulting in an incremental reduction of revenue at the time the incentive is offered.  Moreover, the Company also offers discounts to the customers who purchase the products in large volume and the discounts resulting in a reduction of revenue at the time when the discounts is offered.”

86.         SAB Topic 13A 3f discuss the nonrefundable up-front fees under revenue recognition. The publication shows the following example:

•
A registrant in the biotechnology industry agrees to provide research and development activities for a customer for a specified term.  The customer needs to use certain technology owned by the registrant for use in the research and development activities.  The technology is not sold or licensed separately without the research and development activities.  Under the terms of the arrangement, the customer is required to pay a nonrefundable "technology access fee" in addition to periodic payments for research and development activities over the term of the contract. [SAB TOPIC 13.A, paragraph 3.f Q1 Facts]

•
Similarly, we license the use of our technology.  The right to use is not sold or licensed separately without the purchase of the products from us.  In other words, the licensees are required to pay a nonrefundable “technology access fee” in addition to the annual purchase commitment over the term of the contract.

Also, per EITF 08-1, we should recognize the initial non-refundable up-front fee as enjoying regular sales treatment when the right is non-exclusive (we can issue the same or similar licenses to others around the world).

In the light of the above, we have recognized the license fee upon the granting of the license.

87.         We have revised the Financial Statements to revise the first paragraph of Note 1, “Revenue Recognition” regarding the revenue recognition policy to state, “The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured.  Revenues are recognized from product sales, net of discounts and rebates.  This revenue recognition policy is applied to both customers and distributors.”

88.         We have revised the Financial Statements to revise the disclosure regarding the fair value of financial instruments to state, “Fair Value of Financial Instruments - The Company’s financial instruments consist principally of cash and cash equivalents, accounts receivable and accounts payable.  The Company believes that the recorded values of all of its other financial instruments approximate their fair values because of their nature and respective maturity dates or durations.”

89.         We have revised the Financial Statements to revise the amortization expenses for patents and trademarks to $7,391 and $0 for the quarters ended March 31, 2010 and March 31, 2009, respectively.

90.         We have revised the Financial Statements to delete extra disclosure on prior pages F-10 and F-42.  We have consolidated the disclosure for “Research and Development Costs” in note 1.”

91.         We have revised the Financial Statements to revise the disclosures to state, “the risk-free interest rate assumption is based upon 5-year security treasury notes interest rates appropriate for the expected term of the stock options.”

92.         We have revised the Financial Statements to state, “In considering ASC 450-20, including 450-20-03-1 and 450-20-25-3, the Company will recognize the loss contingency in the financial statements and discloses in the footnotes if it is probable the loss will incur and the amount of loss can be reasonably estimated.  The Company will disclose in the notes (without recognizing in the financial statements) if it is reasonably possible that the loss will incur.  No disclosure will be made if the Company determines the possibility of loss is remote.”

Note 4 – Notes Payable

93.         We have revised the Financial Statements to revise the footnotes to disclose how we accounted for and valued the warrants issued in connection with the Agave/Ross notes, the JTR Senior Note, the Landlord Notes and the Afritex Note.  We have done the same for the Alcedo Note.

With regard to any related debt discount and the application of ASC 470-20-25-2: 25-2, the applied theory is that upon issuance, the relative fair value of the warrant is $0.01 per unit and there is no debt discount on the consolidated balance sheet as there is no benefit from the Beneficial Conversion Feature (“BCF”).  BCF arises when the conversion price of a convertible instrument is less than the fair value of the instrument or instruments into which the convertible instrument is convertible.

For example, by using the Black-Scholes model with the following assumptions, we can come up with the conversion price of the convertible instrument.

Price                       $ 0.01
Strike price            $ 0.01
Volatility                  55%
Interest rate          2.55%
Time to expire     5 years

The calculated conversion price of a convertible instrument was $0, which is less than the $0.01 of the fair value of the warrant.  As a result, no BCF will be recorded and no debt discount should be recorded on the consolidated balance sheet.

94.         We did not achieve the performance targets for incentives #2 and #3 under the FEDC Performance Agreement. We are in the process of discussions with the FEDC to revise the requirements of the performance agreement, including incentives #2 and #3.

95.         We have revised the Financial Statements to disclose the aggregate maturities of our debt as required by FASB ASC 470-10-50-1.

Note 6 – Stock Options and Warrants

96.         The fair values of all options and warrants and warrants issued during 2010 are as follows:

Option issuance

•	Number of options issued = 180,000
•	Fair value = $144,777
•	Weighted average grant date fair value = $0.80
•	Date issued: January 15, 2010
•	Black-Scholes assumptions:
o	Stock Price $ 1.00
o	Exercise Price $ 0.25
o	Expected Life 5 years
o	Volatility 55%
o	Dividend Assumption 0.00%
o	Discount Rate 2.25%

Warrant issuance #1

•	Number of warrants issued = 21,000
•	Fair value = $20,815
•	Weighted average grant date fair value = $.99
•	Date issued: March 31, 2010
•	Black-Scholes assumptions:
o	Stock Price $ 1.00
o	Exercise Price $ 0.01
o	Expected Life 5 years
o	Volatility 55%
o	Dividend Assumption 0.00%
o	Discount Rate 2.50%

Warrant issuance #2

•	Number of warrants issued = 270,000
•	Fair value = $70,267
•	Weighted average grant date fair value = $0.26
•	Date issued: March 26, 2010
•	Black-Scholes assumptions:
o	Stock Price $ 1.00
o	Exercise Price $ 2.50
o	Expected Life 5 years
o	Volatility 55%
o	Dividend Assumption 0.00%
o	Discount Rate 2.50%

Warrant issuance #3

•	Number of warrants issued = 21,000
•	Fair value = $20,809
•	Weighted average grant date fair value = $0.26
•	Date issued: June 30, 2010
•	Black-Scholes assumptions:
o	Stock Price $ 1.00
o	Exercise Price $ 0.01
o	Expected Life 5 years
o	Volatility 19%
o	Dividend Assumption 0.00%
o	Discount Rate 1.875%

The input assumptions to the Black-Scholes model can create significant differences between the estimated initial public offering price and the fair values of stock underlying the valuations.  For example, the exercise price can create a significant difference between the estimated initial public offering price and the fair values of stock underlying the valuations.

97.         We have provided as an exhibit to this comment response letter, a copy of our equity roll-forward table from inception through June 30, 2010.  For the examiner’s convenience we have numbered each line item that is discussed under “Item 15, Recent Sales of Unregistered Securities.”  Each letter in the numbering system corresponds with the letter number in the Registration Statement disclosure.

98.         We have revised the Registration Statement to foot correctly.

Note 7 – Income Taxes

99.         In referring to FASB ASC 740-10-50-2 and 50-3, we have deferred tax assets before valuation allowance of $2,803,499 and $2,381,463 as at December 31, 2009 and December 31, 2008, respectively.  Due to the inherent uncertainty in forecasts and future events and operating results, we have provided for a valuation allowance in an amount equal to gross deferred tax assets resulting in the above figures for the periods audited.

We have revised the Financial Statements to revise the footnotes to show the components of our net deferred tax assets, including the valuation allowance, as well as a summary reconciliation between the amounts of income tax benefit determined by applying the applicable U.S. income tax rate to pre-tax loss disclosures.

Note 8 – License and Service Agreements

100.       We entered into two separate but simultaneous agreements with Afritex, dated March 26, 2010.  The primary purpose of the distribution agreement is to enable Afritex to sell “existing” products in the defined region.  The primary purpose of the license agreement is to allow Afritex to sell “derivative products” in the region.  Developing derivative products and developing the market for both existing products and derivative products in the defined region (SADC countries) requires considerable investment.  In addition, Afritex was required to invest an upfront amount of $225,000 for a license fee, and an amount of $145,000 for an initial order(s).  In addition, Afritex was required to purchase an annual amount of $480,000 in existing products.

In order to induce Afritex to commit to these investments, we issued Afritex a convertible note for $270,000, which included a warrant to purchase 270,000 shares of common stock at an exercise price of $2.50 per share.  As indicated in our response to comment #86, we treated recognized the license fee as upfront revenue, per EITF 08-1.  We capitalized the amount of the note under “Other Assets,” to be amortized 30% over one year (initial term of the distribution agreement) and 70% over seven years (term of the license agreement), based on a reasonable weighting of the expected, discounted cash value of these agreements.  The warrants had a fair value of $ 70,267 and we expensed this in the first quarter of 2010.

Note 9 – Commitments and Contingency

101.           We have revised the Financial Statements to correct our previous disclosure because we are not presently involved in any legal proceedings and are not involved in such proceedings for the six months ended June 30, 2010.

Note 11 – Net Income (Loss) Per Share

102.       We have revised the Financial Statements to include in the footnotes a reconciliation of our net loss per share for each period presented and we have revised the footnote disclosure accordingly, per FASB ASC 260-150-1.  Please note that, for your convenience we have added as an annexure to this response, a table illustrating how the convertible note shares have been derived.

103.       The revised net loss was $144,138 for the quarter ended March 31, 2010.  The net loss in our prior filing was $131,214.  $7,391 was then added as amortization expenses for patents and trademarks.  In addition, we recognized accrued interest of $5,533 related to the Alcedo and Afritex convertible notes.  Consequently, we revised the footnote and showed the net loss of $144,138 in calculating the basic loss per common share.

104.       We have revised the Financial Statements to revise the disclosure to indicate that basic loss per share excludes antidilutive securities, and we have ensured that the disclosure is in accordance with ASC 260-10-50-1(c).

Note 15 – Going Concern

105.       We have revised the Financial Statements to revise the footnotes to correctly reflect the financial statements.

Annual Financial Statements

Report of Independent Registered Public Accounting Firm

106.       We have corrected the prior omission in this regard and have included the audit report.

Balance Sheets

107.       We have revised the Financial Statements to ensure the balance sheet foots.  We have revised the Registration Statement only the intangible assets.

Statements of Stockholders’ Equity

108.       We have revised the Financial Statements to revise the statement of stockholders’ equity to show the activity for period from January 1, 2008 to December 31, 2009.  We do not consider our company to be in the development stage.

Sinacola Subordinated Convertible Notes

109.       Management has conducted a further review and evaluated the warrants issued to Sinacola for the rent satisfaction.  It was determined that the value of the warrants should be recorded as operating expenses for the year ended December 31, 2009.  In light of that, it was determined that a restatement of the audited financial statements for 2009 was needed.
Accordingly, the following adjusting entry was made on December 31, 2009:

• Rent – Debit $185,272.76
• Prepaid expense (current asset) – Credit  $46,709.00
• Other asset (long term) – Credit $138,563.76

Please see the revised, restated audited financial statements at December 31, 2009.  We took these items as an expense in accordance with U.S. GAAP.

Note 6 – Stock Options and Warrants

110.       We have revised the Financial Statements to state that the Voting Stock Option Plan allows us to issue stock options to eligible employees, consultants, Board members and Advisory Board members.

111.       We have provided the significant terms of each warrant outstanding and how we accounted for them.  Please see the expanded footnote number 6 in each of our revised Financial Statements.

112.       We have revised the Financial Statements to revise note 6 to be compliant with ASC 718-10-50-2.

Note 7 – Income Taxes

113.       We have revised the Financial Statements to revise note 7 to be compliant with ASC 740.

Note 9 – Commitments and Contingency

Lease

114.       We amortize the leasehold improvement allowance over the term of the lease.  Accordingly, a credit balance will be recorded to the rental expense.

115.       We have revised the Financial Statements to revise the total minimum lease payment table to represent the capital lease obligation only.  The interest and the unamortized discount related to Series A convertible preferred stock should not be included in the table.  The table should show the principal amount only.  There is no disclosure requirement for the minimum payment obligation for the future interest.  The Series A convertible preferred stock will be the payment method which should not be included in the minimum lease payment table.

Note 14 – Segment Information

116.           We have revised the Financial Statements to revise the footnotes to show the geographic sales divided into United States and South Africa and specify what kind of revenue they generated.

Note 15 – Going Concern

117.       We have revised the Financial Statements to revise the working capital deficit to $681,037 and $852,291 as of December 31, 2009 and December 31, 2008, respectively.

Part II

Item 15. Recent Sales of Unregistered Securities

118.       We have revised the Financial Statements to provide more specificity in accordance with the requirements of Item 701 of Regulation S-K.

119.       We have revised the Registration Statement to comply with Item 701 of Regulation S-K, which requires the disclosure of all securities sold by the registrant within the past three years which were not registered under the Securities Act. We have started our disclosure in 2006.

Signatures

120.	We inadvertently wrote Reed Daniels instead of Donald Reed. Reed Daniels is not one of our directors. Julian Ross, Donald Reed, and Vicki Jones are our only directors.

Exhibit 3.1

121.	Exhibit 3.5 represents a complete copy of our Articles of Incorporation.

Exhibit 4.1

122.	We are not registering any shares of common stock underlying any warrants.

Exhibit 5.1

123.	An updated version of Exhibit 5.1 will be filed by amendment.

Exhibit 10.8

124.       We have included as Exhibit 10.8.1, Exhibits A, B, C, and D to the Asset Purchase and Stock Transfer Agreement between the Company And JTR Investments, Limited, and Affiliates, Dated January 15, 2004.

Exhibit 23.2

125.       Our auditors have modified their consent to state “We hereby consent to the inclusion of our report in this Form S-1 of OxySure Systems, Inc. for the years ended December 31, 2009 and December 31, 2008 of our report dated September 20, 2010 included in its Registration Statement on Form S-1 relating to the financial statements for the years ended December 31, 2009 and December 31, 2008.”

Exhibit 23.3

126.       The letter of consent for the reviewed financials has been removed.

"Thank you for your review of this document. Please advise if you have any further comments.

Sincerely,

/s/ Julian Ross
Chief Executive Officer
OxySure Systems, Inc."